Exhibit 3
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
CLOSURE OF REGISTER OF MEMBERS
This notice is made pursuant to section 99 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong). Reference is also made to the notice of extraordinary general meeting of China Unicom (Hong Kong) Limited (the “Company”) published on 22 December 2008.
Notice is hereby given that the register of members of the Company will be closed from 12 January 2009 to 14 January 2009 (both days inclusive), during which dates no transfer of shares of the Company will be effected. In order to qualify for voting at the extraordinary general meeting, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong no later than 4:30 p.m. on 9 January 2009.
As at the date of this notice, the Board of Directors of the Company comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive directors:	Cesareo Alierta Izuel and Kim Shin Bae

Independent non-executive directors:	Wu Jinglian, Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming

By Order of the Board
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary
Hong Kong, 22 December 2008
Please also refer to the published version of this notice in South China Morning Post.